SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 07, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Identification (CNPJ)#43.776.517/0001 -80
Companies Registrar (NIRE) #35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$ 3,403,688,565.23

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON MARCH 27, 2006

Date, Time and Venue: The twenty-seventh (27th) of March, 2006, at 4.00 pm, at the Company’s headquarters located at Rua Costa Carvalho nº 300, in the city of São Paulo. CALL: Call Notice published on the newspapers “Official Gazette of the State of São Paulo” and “Folha de São Paulo” issued on the 25th of February and 2nd and 3rd of March 2006. ATTENDANCE: Shareholders representing over two-thirds of the Company’s capital, pursuant to signatures executed on the Shareholders’ Attendance List. PRESIDING BOARD: Chairman: Mr. Fernando Maida Dall'Acqua, Board Member, Secretary: Ms. Maria Cristina Biselli Ferreira, shareholder. AGENDA: 1) Election of the substitute members of the Board of Directors, pursuant to paragraph 3 of the article 14 of the Company’s Bylaws for the remaining term of office. 2) Ratification of the compensation for members of the Executive Board and Board of Directors. 3) Other corporate issues. CLARIFICATIONS: 1) The issues were duly discussed by the Capital Defense Council of the State (CODEC) by means of Opinion No. 020/2006, of March 13, 2006, related to Finance Secretary Process No. 12091-115997/2006, which directs the vote of representative of the São Paulo State Finance Department. 2) The minutes were drawn up in the form of a summary, pursuant to Law 6,404/76, article 130, paragraph 1 and amendments thereto. RESOLUTIONS: The Chairman of the presiding board brought up for discussion item “I” on the agenda, “Election of the substitute members of the Board of Directors, pursuant to paragraph 3 of the article 14 of the Company’s Bylaws”. Now, offering the floor to the representative of the São Paulo State Finance Department, the attorney in fact, Cristina M. W. Mastrobuono, by virtue of the existing vacancy and the resignation of the Board Member Mr. Daniel Sonder, requested by means of the correspondence analyzed by the Board of Directors at a meeting held on January 12, 2006, appointed to compose the Board of Directors, in the vacant position left by him, Mr. Mário Engler Pinto Júnior and Mr. Fernando Vasco Leça do Nascimento based on said CODEC’s Opinion. After the issue was brought up for discussion by the Chairman, votes were cast for the proposal of the representative of the São Paulo State Finance Department, attorney in fact, Ms. Cristina M. W. Mastrobuono and dissenting votes and abstentions were registered, the attendees approved, by majority of votes, the election of Mr. MÁRIO ENGLER PINTO JUNIOR, Brazilian, single, lawyer, resident at Rua Tabatinguera, nº 140 - 17º andar - Centro –São Paulo, bearer of identification card # 4.722.183 SSP/SP and individual taxpayer registration no. 988,910,818-68, to replace the Board Member Mr. Daniel Sonder and Mr. FERNANDO VASCO LEÇA DO NASCIMENTO, Brazilian, married, lawyer, resident at Rua José Monteiro Filho, nº 270 apto 81, São Bernardo do Campo – State of São Paulo, bearer of identification card # 2.592.575 SSP/SP and individual taxpayer registration no. 035,092,818-53, for the existing vacancy. The previously fixed monthly remuneration was maintained and the investiture in the positions should comply with the requirements and procedures foreseen by the Brazilian Corporate Law and other statutory provisions, regarding Statement of Assets as well as the signature of a statement declaring inexistence of legal bars and the signature of the Instrument of Agreement for Managers foreseen by the Bovespa’s Novo Mercado regulations. Subsequently, the Chairman brought up for discussion item “II” on the agenda, “Ratification of the compensation for the member of the Executive Board and Board of Directors”. The attorney in fact, Ms. Cristina M. W. Mastrobuono, proposed, based on said CODEC’s Opinion, to ratify the new compensation of the Board Members, under the terms of CODEC’s Opinion # 150, from December 14, 2005, to the monthly amount of R$ 14,800.00 (fourteen thousand eight hundred reais), valid as from January 2006. The subject was raised by the Chairman, discussed and voted, the proposal of the representative of the São Paulo State Finance Department, attorney in fact Ms. Cristina M. W. Mastrobuono, after dissenting votes and abstentions were registered, was approved by majority of votes. There being no further issues to address, the Chairman requested the registration of minority shareholders’ votes in minutes, as per the vote statement attached to the process of the related Meeting. The voting took place as follows: Mr. Adelmo Ferreira de Lima Filho, Brazilian, single, bearer of the identification card #30,620,540-3 SSP/SP, attorney in fact of The Bank Of New York, whose power of attorney was certified by the presiding board and recorded under number 1, presented the following vote statement: as to item I on the agenda, 2,328,364,000 favorable votes, 137,718,250 opposing votes and 37,252,500 abstentions; as to item II on the agenda, 2,232,495,250 favorable votes, 148,308,500 opposing votes and 118,810,750 abstentions. Ms. Iamara Garzone de Sicco, Brazilian, married, bearer of the OAB (Brazilian Bar Association) registration no. SP 140,613 and individual taxpayer registration no. 068,610,438/26, representative of the shareholders, whose power of attorneys were certified by the presiding board and recorded under number 2, presented a vote statement favorable to all the items on the agenda, except for the shareholders Pension Fund of The Christian Church and Stichting Bedrijfstakpensionenfonds Voor de Metalektro, which voted against all items, and the shareholders Public Employee Retirement System of Idaho, York University Pension Fund and Microsoft Global Finance Limited, which abstained from voting on items I and II, number 3, whose votes were favorable, except for the shareholder Alliance Collective Investment Trust Ser, which abstained from voting on items I and II on the agenda, number 4, whose votes were favorable, except for the shareholder Gard Pi (Bermuda) Ltd, which abstained from voting on items I and II on the agenda. Subsequently, the Chairman thanked everyone for their attendance and closed the Extraordinary General Meeting, establishing that the present minutes be drawn up, read and approved, after which they were signed by the Chairman and the Secretary of the presiding board and the shareholders in attendance, who constituted the minimum quorum for resolutions to be taken. ATTENDANCE: The Board Member Mr. Fernando Maida Dall’Acqua, the representative of the São Paulo State Finance Department, attorney in fact, Ms. Cristina M. W. Mastrobuono, Mr. Adelmo Ferreira de Lima Filho, Ms. Iamara Garzone de Sicco and Ms. Maria Cristina Biselli Ferreira.

DOCUMENTS FILED at the Company’s General Office - PPS.

São Paulo, March 27, 2006.

FERNANDO MAIDA D’ACQUA	CRISTINA M. W. MASTROBUONO
Chairman of the Presiding Board	On behalf of the São Paulo State
Finance Department

MARIA CRISTINA BISELLI FERREIRA	ADELMO FERREIRA DE LIMA FILHO
Secretary of the Presiding Board

IAMARA GARZONE DE SICCO

EXTRAORDINARY GENERAL MEETING HELD ON MARCH 27, 2006

Minority Shareholders

ATTORNEY IN FACT / QUALIFICATION (Nacionality, marital statusl, OAB no.)	SHAREHOLDER	# OF COMMON SHARES	%
MS. CRISTINA M. W. MASTROBUONO (Brazilian, married, State Attorney, OAB/SP no. 86,703)	THE SÃO PAULO STATE FINANCE DEPARTMENT	14,313,511,871	50.2588

Minority Shareholders

ATTORNEY IN FACT / QUALIFICATION (Nacionality, marital statusl, OAB no.)	SHAREHOLDERS	# OF COMMON SHARES	%
Power of attorney 1: MR. ADELMO FERREIRA DE LIMA FILHO (Brazilian, single, bank worker, RG no. 30.620.540-3)	THE BANK OF NEW YORK ADR DEPARTMENT	6,545,584,500	22.9834
Power of attorney 2: MS. IAMARA GARZONE DE SICCO (Brazilian, married, OAB-SP no. 79,683)	CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD	14,495,800	0.0508
	SEI INVEST CANADA CO EM MKTS EQUITY FUND	4,028,100	0.0141
	PENSION FUND OF THE CHRISTIAN CHURCH	38,931,870	0.1367
	PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO	122,440,000	0.4299
	BELL ATLANTIC MASTER PENSION TRUST	6,608,923	0.0232
	USAA EMERGING MARKETS FUND	21,323,400	0.0748
	PHILIPS ELECTRONICS N.A. CORP MASTER RET TRU	549,276	0.0019
	COMMONWEALTH OF PENNSYLVANIA STATE E R SYSTEM	18,800,000	0.0660
	COMMONWEALTH OF PENNSYLV. PUB SCHOOL EMP RET S	47,837,500	0.1679
	THE PENSION RESERVES INVESTMENT MANAG BOARD	24,116,331	0.0846
	THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.	31,820,000	0.1117
	BARCLAYS GLOBAL INVESTORS NA	41,648,617	0.1462
	STATE OF CONNECTICUT RET PLANS AND TRT FUN	13,621,861	0.0478
	SOVEREIGN EMERGING MARKETS EQUITY POOL	6,110,000	0.0214
	THE MASTER TRT BANK OF JAPAN LTD RE MTBC400053147	5,209,019	0.0182
	KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM	14,800,000	0.0519
	FORD MOTOR COMP DEFINED BENEF MASTER TRUST	990,000	0.0034
	MICROSOFT GLOBAL FINANCE LIMITED	14,000,000	0.0491
	STICHTING BEDRIJFSTAKPENSIONENF VOOR DE METALEKTRO	47,060,000	0.1652
	YORK UNIVERSITY PENSION FUND	1,200,000	0.0042
	ING EMERGING COUNTRIES FUND	40,000,000	0.1404
Power of attorney 3: MS. IAMARA GARZONE DE SICCO (Brazilian, married, OAB-SP no. 79,683)	THE LATIN AMERICA EQUITY FUND INC	24,290,000	0.0852
	VANGUARD EMERGING MARKETS STOCK INDEX FUND	68,658,989	0.2410
	ISHARES MSCI BRAZIL (FREE) INDEX FUND	149,440,000	0.5247
	ROBECO CAPITAL GROWTH FUNDS	53,760,000	0.1887
	COMMONFUND EMERGING MARKETS I C	18,933,963	0.0664
	VANGUARD INTERNATIONAL VALUE FUND	4,110,000	0.0144
	ALLIANCE COLLECTIVE INVESTMENT T S	14,570,000	0.0511
Power of attorney 4: MS. IAMARA GARZONE DE SICCO (Brazilian, married, OAB-SP no. 79,683)	NORGES BANK	22,306,789	0.0783
	GARD P&I (BERMUDA) LTD	5,110,000	0.0179
	THE YOUNG MEN'S CHRISTIAN ASS RET FUND	8,157,900	0.0286
- -	FERNANDO MAIDA DALL'ACQUA (RG nº 4.146.438-2 SSP/SP CPF 655.722.978-87)	10	0.0000
	MARIA CRISTINA BISELLI FERREIRA (RG 4.848.638 OAB/SP 39.570)	10,000	0.0000
	Minority Total	7,430,522,848	26.0891
	Majority Total	14,313,511,871	50.2588
	TOTAL	21,744,034,719	76.3479

São Paulo, March 27, 2006.

FERNANDO MAIDA DALL'ACQUA	MARIA CRISTINA BISELLI FERREIRA
Chairman of the Presiding Board	Secretary of the Presiding Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 07, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.